September 9, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Woody

Re:	ICG Group, Inc.

Form 10-K for the year ended December 31, 2010

File No. 001-16249

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding ICG Group, Inc.’s (“ICG’s”) Form 10-K for the year ended December 31, 2010, as communicated to us in your letter of September 7, 2011. For your convenience, your comment has been set forth directly above our response.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Issuances of Stock by Partner Companies, page 45

1.	We have considered your response to our prior comment 2. Please revise the disclosure you propose to include in future filings to state, if true, that in instances where the company acquires a controlling interest in a previously non-consolidated subsidiary, the company remeasures its previously held interest at the acquisition date fair value. Reference is made to ASC Topic 805-10-25-9 through ASC Topic 805-10-25-10.

690 Lee Road, Suite 310, Wayne, PA 19087 T 610 727 6900 F 610 727 6901 W icg.com

United States Securities and Exchange Commission

September 9, 2011

Response:

We acknowledge the Staff’s comment and will include the following language in the policy description regarding ICG’s acquisition of controlling interests in previously non-consolidated subsidiaries that we have agreed to include in our future filings:

ICG remeasures its previously held ownership interests in companies that were previously not consolidated at the acquisition date fair value; any gain or loss resulting from this remeasurement is recognized in ICG’s Consolidated Statements of Operations.

If you have any questions, please do not hesitate to contact me at 610-727-6870.

Sincerely,

/s/ R. Kirk Morgan

R. Kirk Morgan Chief Financial Officer